July 11, 2008

By U.S. Mail and Facsimile to (202) 772-9208

Christian Windsor
Special Counsel
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

RE:	West Bancorporation, Inc. Form 10-K for the year ended December 31, 2007 Filed March 7, 2007 File No. 0-49677

Dear Mr. Windsor:

I am writing to respond to your letter dated June 9, 2008. My numbered responses correspond to the numbered items in your letter.

1.	In future filings, we will identify all members of the peer groups used in the process to consider executive officer compensation.
2.	We included the annual report to security holders in the exhibit list included in Form 10-K as Exhibit 10.23. The exhibit was incorrectly numbered.
3.
We do not consider the language from our investor relations website quoted in paragraph 3 of your letter as limiting or releasing any of the company’s responsibilities under the federal securities laws. We have added the following sentence to the “NO LIABILITY” paragraph:

THE AGREEMENT CREATED IN THIS PARAGRAPH IS NOT INTENDED TO LIMIT OR RELEASE LIABILITY INDEPENDENTLY EXISTING UNDER THE FEDERAL SECURITIES LAWS.

Christian Windsor
Securities and Exchange Commission
July 11, 2008

We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional comments, please contact me. Thank you.

Sincerely,

/s/ Thomas E. Stanberry

Thomas E. Stanberry Chairman, President and Chief Executive Officer